

March 18, 2013

Via E-mail
Barry Brookstein
Chief Executive Officer
Compliance Systems Corporation
780 New York Avenue, Suite A
Huntington, NY 11743

> **Re:** **Compliance Systems Corporation**
> **Amendment No. 3 to Form 8-K**
> **Filed March 12, 2013**
> **File No. 000-54007**

Dear Mr. Brookstein:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Item 1. Business, page 4

Boyle Media Limited, page 7

1. We note your response to comment one from our letter dated February 28, 2013 and are unable to concur. As you point out, the definition of promoter includes any person "who, in connection with the founding and organizing of the business or enterprise of an issuer, directly or indirectly receives consideration of…10 percent or more of any class of securities of the issuer." Messrs. Kessler and Trautman have received over 10% of the securities of Seaniemac in connection with the development of the gambling website, which is not yet operational. Mr. Trautman signed the agreement with Boyle Media

Limited which will be the framework for the operation of your business. Through their ownership of RDRD II Holdings LLC they control management of the Company and have had the final say as to the direction of the Company (e.g utilizing Boyle Media instead of Jenningsbet). Therefore, revise your disclosure to include all of the information required by Item 401 of Regulation S-K for Messrs. Kessler, Trautman and any other managers of RDRD II Holdings LLC.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director